MDS Reports Second Quarter 2007 Results

Toronto, Canada, June 7, 2007 - MDS Inc. (TSX: MDS; NYSE: MDZ), a company providing products and services to the global life sciences markets, today reported its second quarter 2007 results. For the quarter, MDS reported revenues of $273 million, net income of $736 million, and earnings per share of $5.35, up from $242 million, $14 million and $0.10 respectively over the same period last year. Earnings per share in the 2007 quarter were driven principally by the gain generated through the sale of MDS’s diagnostic business.  Adjusted EBITDA of $37 million was up from $36 million last year and adjusted earnings per share were $0.11 compared to $0.08 in the second quarter of 2006.

Quarterly Highlights

•	Completed repositioning to a global life sciences company
•	Closed the sale of the Canadian diagnostics business and recorded a $792 million gain
•	Completed a $441 million (C$500 million) substantial issuer bid
•	Completed the largest acquisition in the Company’s history with the $624 million purchase of Molecular Devices Corporation
•	Recorded $61 million to cover FDA review related costs
•	Provided a $26 million restructuring charge for MDS Pharma Services
•	Delivered $273 million in revenues, up 13% over prior year
•	Earned adjusted EBITDA of $37 million, up from $36 million last year
•	Increased adjusted earnings per share to $0.11, up 38% over prior year

“I am pleased that we continued to make solid progress executing our strategy” said Stephen P. DeFalco, President and Chief Executive Officer of MDS Inc.  “I am encouraged by the steady improvement at MDS Pharma Services and the strong start of our newly launched MDS Analytical Technologies business.”

Operating Segment Results

MDS Pharma Services
			% Change
($ millions)	Q2 2007	Q2 2006	Reported	Organic
Revenue: Early-stage Late-stage	$60 55	$68 45	(12%) 22%
	$115	$113	2%	0%
Adjusted EBITDA:
	$$3	$3	-	100%
%	3%	3%	n/a	n/a

For the second quarter, revenue increased 2% on a reported basis over the same period last year, and was flat organically. Our late-stage businesses reported strong growth at 22%.  This was offset by a 12% decline in our early-stage segment, which continues to feel the impact of FDA-related issues at our Montreal site.  Average backlog for the second quarter was $450 million up 12% year-over-year.

During the quarter, the team at our Montreal site continued to support the independent audit activities for our bioanalytical clients. Having completed approximately 70% of the audits, MDS is now able to estimate the financial impact of customer accommodations related to the FDA review and has provided $61 million in the quarter to fund the completion of these activities. MDS Pharma Services expects to have the FDA audits substantially complete by the end of fiscal 2007.

MDS Pharma Services took another major step toward improving business performance in recording a $26 million charge to restructure and streamline our business.  MDS Pharma Services will use these funds to optimize our global network through site consolidations, workforce reductions, and operational enhancements.  These initiatives include consolidating our North American bioanalytical LCMS operations into Lincoln and the refocusing of our Montreal site on early clinical research, ligand binding services, development and regulatory services and global clinical development. We believe these actions will create a strong global foundation to serve our customers more effectively and position us well for future growth.

MDS Pharma Services is also making other investments to grow the business.  Work continues on our 300-bed expansion in Phoenix and on new information systems for our pre-clinical and central lab businesses.  We also continue to explore business development activities to accelerate our global growth.

MDS Nordion
			% Change
($ millions)	Q2 2007	Q2 2006	Reported	Organic
Revenue	$70	$72	(3%)	(2%)
Adjusted EBITDA:
	$$21	$22	(5%)	4%
%	30%	31%	n/a	n/a

MDS Nordion revenue for the second quarter was $70 million, down 3% on a reported basis and 2% organically compared to a strong quarter in 2006, when we benefited last year from a competitor’s inability to ship product.  Adjusted EBITDA was $21 million, down 5% as reported but up 4% organically, as declines in revenue were offset by productivity initiatives and effective cost controls.

During the quarter, MDS Nordion announced a number of developments related to the radiotherapeutic business including the establishment of four European Centres of Excellence for TheraSphere® and the signing of a collaboration agreement with Avid Radiopharmaceuticals, Inc. to support clinical studies for Avid’s novel radiopharmaceuticals for the diagnosis and monitoring of Alzheimer’s disease.   TheraSphere use continued to expand as enrollment of patients grew in Europe and India.

MDS Analytical Technologies

			% Change
($ millions)	Q2 2007	Q2 2006	Reported	Organic
Revenue	$88	$57	54%	5%
Adjusted EBITDA:
	$$20	$19	5%	(32%)
%	23%	33%	n/a	n/a

MDS Analytical Technologies revenues, which included the results of Molecular Devices acquisition from March 20, 2007 to the end of the second quarter, grew 54% to $88 million. Mass spectrometry end user revenue grew 12%. Year-over-year performance reported for this business was fueled by our Molecular Devices acquisition and strong demand in most of our markets, particularly for 4000 series triple quad products and the Elan DRC products. Adjusted EBITDA of $20 million was up 5% reported, and down 32% organically, over the same period last year, which included $4 million in benefits related to R&D tax credits and foreign exchange.

In the quarter, MDS Analytical Technologies introduced a number of new products. A first-of-its-kind mass spectrometry platform designed to help pharmaceutical companies accelerate the drug compound screening process called FlashQuantTM was unveiled by the Sciex division and Applied Biosystems.  As well, Applied Biosystems/MDS Sciex launched enhancements to the ProteinPilot™ software and the 4800 MALDI TOF/TOF™ mass spectrometer to support biomarker research.

Our new Molecular Devices acquisition also introduced the Neurotransmitter Transporter Uptake Assay Kit to enable the screening of three neurotransmitters through one single detection assay.

Asia remains a key region for MDS Analytical Technologies with continued strength in India and China for our products. We also continue to accelerate our manufacturing moves in Singapore and China to strengthen our competitive cost position.

Conference Call
MDS will be holding a conference call today at 10:30 am (EDT) to discuss the second quarter results. This call will be webcast live at www.mdsinc.com and will also be available in archived format at www.mdsinc.com/news_events/webcasts_presentations.asp after the call.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 6,200 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Forward Looking Statement
This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

The use of non-GAAP measures section in the MD&A outlines the definition of the terms ‘organic’ and ‘adjusted’ as used to explain the operating performance of the Company. We use certain non-GAAP measures so that readers have a better understanding of the significant events and transactions that have had an impact on our results.  We provide a reconciliation of these non-GAAP measures to our GAAP financial results in the accompanying MD&A.

For further MDS information contact:
Investor Inquiries
Sharon Mathers
Senior Vice-President, Investor Relations and External Communications
416-213-4721
sharon.mathers@mdsinc.com

Media Inquiries
Catherine Melville
Director, External Communications
416-675-6777 ext. 32265
catherine.melville@mdsinc.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 5, 2007

Following is management’s discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended April 30, 2007 and its financial position as at April 30, 2007.  This MD&A should be read in conjunction with the consolidated financial statements and notes that follow.  For additional information and details, readers are referred to the annual financial statements and MD&A for 2006 and the Company’s Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.edgar.com.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the same period in the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

Caution Regarding Forward-Looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications, including public presentations.  These forward-looking statements include, among others, statements with respect to our objectives for 2007, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical nuclear isotopes; the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the Euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in laws, trade policies and regulations, and enforcement thereof; judicial judgments and legal proceedings; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from natural disasters, public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Use Of Non-GAAP Measures
In addition to measures based on generally accepted accounting principles (GAAP) in this MD&A, we describe certain income and expense items that are unusual or non-recurring.  These terms are not defined by GAAP and our usage of these terms may vary from the usage adopted by other companies.  We identify the impact of these amounts on operating income and on earnings per share (EPS).  Our executive management assesses the performance of our businesses based on a review of results calculated in this manner and we provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

In addition, terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); EBITDA margin; adjusted EPS; and backlog are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies.  Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

We also discuss the results of our operations, isolating variances that relate to changes in exchange rates and to acquisitions and divestitures.  We use the term “organic” to describe the results presented in this way.  To isolate the effect of currency movements, we eliminate the impact of foreign currency hedging activities in both the current and prior periods and recalculate the base figures for the prior period using the exchange rates that were in effect for the current period.

Substantially all of the business of the Sciex division of MDS Analytical Technologies is conducted through joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures but which do not qualify as revenues for the joint ventures.

Under Canadian GAAP, we report only our direct revenues and our share of revenues from the joint ventures and, consequently, we do not report our share of all end-user revenues, despite the fact that these other businesses contribute to our profitability. In order to provide readers with a better understanding of the drivers of adjusted EBITDA for MDS Analytical Technologies, in addition to the organic growth of our revenues, we also report growth in end-user revenues. This figure provides information about the reported growth of the overall worldwide business associated with the sale of our products and related services and from which we share in the profitability.  We are unable to provide the organic growth in this measure because we do not have access to the underlying currency data.

For our pharmaceutical services business, we provide information about contract backlog.  Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others.  While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded.

Tabular amounts are in millions of United States dollars, except per share amounts and where otherwise noted.

Discontinued Operations
All financial references in this document exclude those businesses that we consider to be discontinued.  Our discontinued businesses include our diagnostics businesses, certain early-stage pharmaceutical research services operations, and our interest in Source Medical Corporation (Source).  All financial references for the prior year have been restated to reflect this treatment.

Introduction
MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease.  We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

Strategic Initiatives
On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and divest of assets that do not contribute to the Company’s areas of focus.  On February 26, 2007, we completed a significant step in this strategic plan by selling our Canadian diagnostics business to Borealis Infrastructure Management Inc.  MDS received net cash proceeds (after expenses and taxes) of $929 million and a $65 million non-interest bearing promissory note due in 2009. After paying transaction costs and income taxes, we have reported a gain of US$792 million in our second quarter, the details of which are (US$ millions):

Net selling price	$1,129
Less share attributable to minority interests	(112)
MDS’s share of selling price	1,017
Less:
Net book value of assets sold	(82)
Transaction costs	(30)
Income taxes	(113)
Gain included in income from discontinued operations	$792

On January 29, 2007, we announced another significant step in our strategic plan with our intent to acquire Molecular Devices Corporation (MD), a leading provider of high-performance measurement tools for high-content screening, cellular analysis, and biochemical testing, in a $624 million cash transaction. This transaction closed and we recorded the acquisition of MD effective March 20, 2007.  Under this agreement, MDS acquired all of the Common shares of MD for $35.50 per share.  Following the acquisition, the MD business was combined with that of MDS Sciex to create MDS Analytical Technologies (MDS AT). The MDS Sciex and Molecular Devices brands will continue to be used by this new business unit.

This strategic acquisition marks a significant expansion for MDS. By acquiring Sunnyvale, California-based MD, with its strong brand recognition and leading-edge products and capabilities, MDS has strengthened its leadership position as one of the top global providers of life sciences solutions. We offer systems that provide high-content screening, and cellular and biochemical testing for leading drug discovery and life sciences laboratories in pharmaceutical, biotechnology, academic, and government institutions.

The acquisition has been accounted for using the purchase method. The total cost of the acquisition was $624 million, including the cash cost of the tender offer, the cash cost to acquire outstanding in-the-money options held by employees of MD and others, and cash transaction costs. The components of the purchase cost and the preliminary allocation of the costs are as follows:

Cash paid for tendered shares		$$589
Cash paid to acquire vested options		27
Cash transaction costs		8
Total cost of acquisition		$$624
Allocation of cost of acquisition:
Net tangible assets acquired	$	$ 71
Intangible assets acquired		182
Goodwill		371
Total		$$624

Net tangible assets includes $21 million of acquired cash.

MDS Inc.
Consolidated Operating Highlights

Second Quarter					Year-to-Date
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$273	$242	13%	1%	Net revenues	$523	$484	8%

(80)	2	n/m	n/m	Operating income (loss)	(77)	25	n/m
				Adjustments:
28	1			Restructuring charges	41	2
6	6			Valuation provision	6	6
(1)	2			Mark-to-market on interest rate swaps	-	3
(3)	9			MAPLE settlement	(3)	9
3	-			Loss on sale of businesses	1	-
61	-			FDA provision	61	-
3	-			Acquisition integration	3	-
17	20			Adjusted operating income	32	45
20	16			Depreciation and amortization	37	29
$37	$36	3%	(7%)	Adjusted EBITDA	$69	$74	(7%)

14%	15%			Adjusted EBITDA margin	13%	15%
n/m = not meaningful

Consolidated revenues for the second quarter of 2007 were up 13% to $273 million compared to $242 million last year. Revenue from the newly acquired MD business from the date of acquisition to April 30, 2007 amounted to $29 million. Our late-stage MDS Pharma Services businesses continued their strong growth, offsetting weakness in early-stage revenues, where we continue to feel the impact from the US Food and Drug Administration (FDA) review. MDS Nordion revenues were down slightly on a reported basis compared with an unusually strong second quarter in fiscal 2006, when we experienced high shipments of key isotopes resulting from disruption at a key competitor. On a reported basis, and excluding the revenues from the MD business, MDS Sciex was up 4%. The MD business also experienced solid growth as revenues for the quarter were up 22% compared to a weak quarter in the same three-month period last year.

On an organic basis, revenues grew by 1%, driven principally by 5% organic growth at MDS Analytical Technologies.  Revenues from MDS Nordion were down 2% organically but excluding the impact of unusual market conditions in the second quarter of 2006 MDS Nordion revenues grew 1% organically.  MDS Pharma Services revenues were level with the prior year on an organic basis, as strong growth in late-stage revenues was offset by weak early-stage revenues.

We reported an operating loss for the quarter of $80 million compared to operating income of $2 million reported for the same period in 2006. The operating loss for the current year includes a $61 million provision to cover future costs to resolve the outstanding FDA issues associated with our Montreal-area bioanalytical businesses and a restructuring charge of $28 million, most of which relates to the MDS Pharma Services business.

Adjusted EBITDA for the quarter was $37 million compared to $36 million last year and $32 million in the first quarter of fiscal 2007. Adjusted EBITDA increased 3% on a reported basis, compared to a strong adjusted EBITDA figure for 2006 that reflects the impact of the unusual market conditions experienced by MDS Nordion last year and favourable prior year tax credit recoveries at MDS Sciex in 2006.  Factoring in the impact of foreign exchange, adjusted EBITDA declined 7% organically.

Adjustments reported for the quarter include $61 million of costs that we expect to incur to reimburse clients of our Montreal-area bioanalytical facilities for audit and other costs that they will pay to comply with the FDA directive issued January 10, 2007. In addition, we have recorded $28 million of restructuring costs related mostly to ongoing profit improvement initiatives in MDS Pharma Services. Other adjusting items included a $3 million gain resulting from the realization of prior year investment tax credits related to our investment in the MAPLE project, a $6 million valuation provision on our interest in MDS Capital Corp., a $3 million loss resulting from the sale of certain businesses, primarily our Hamburg phase 1 facility, $3 million of integration costs incurred by MDS AT, and a $1 million mark-to-market gain on deemed ineffective interest rate swaps.

Selling, general, and administration (SG&A) expenses for the quarter totalled $67 million and 25% of revenues compared to $56 million and 23% last year. The increase includes the impact from the addition of MD partway through the quarter, and includes the cost of their sales and marketing network. In addition, SG&A for the 2007 quarter includes a foreign exchange loss of $4 million resulting from the significant weakness in the US dollar over the last few weeks of the quarter. In the fiscal 2006 quarter we reported a foreign exchange loss of $2 million.

We spent $16 million on R&D activities in the second quarter this year and expensed $7 million, compared to spending of $12 million last year, of which we expensed $1 million. The majority of the increase in R&D spending comes from the additional spending in our new MD business.  The 2006 spending was net of $3 million of prior year investment tax credits.

Consolidated depreciation and amortization expense increased $4 million compared to last year.  Of this increase, $2 million is primarily related to depreciation on our expanded pre-clinical facility in Lyon, France, our new US central laboratory, and our new manufacturing facility in Singapore.  We also amortized $2 million of intangible assets acquired as part of the MD transaction.  Capital expenditures for the quarter were $9 million. We reported no capital expenditures in the second quarter of 2006.

We reported a loss from continuing operations for the quarter due primarily to the after-tax impact of the provisions for FDA study audit costs, long-term investment valuation, and restructuring, which amounted to $70 million. Excluding adjusting items, income from continuing operations was $16 million or $0.11 per share.

Results from discontinued operations for this year include the operating results of our Canadian diagnostics businesses for the period prior to sale and the gain resulting from the sale.

On April 9, 2007, we completed a substantial issuer bid and repurchased approximately 22.8 million Common shares for C$500 million (US$ 441 million) at a price of C$21.90 per share.  As a result of this issuer bid, we reduced the number of Common shares outstanding from approximately 144 million to 122 million.   The basic weighted average number of shares outstanding for the quarter was 137 million.

Reported earnings per share from continuing operations were a loss of $0.42 for the quarter, compared to a loss of $0.01 in 2006.  Adjusted earnings per share from continuing operations for the quarter were $0.11 compared to $0.08 earned in the same period last year.  Earnings per share from discontinued operations were $5.77 compared to $0.11, and included $5.76 related to the gain on sale of the diagnostics business.  Adjusted earnings per share for the two periods were as follows:

	Second Quarter		Year-to-date
	2007	2006	2007	2006
Basic and diluted EPS from continuing operations – as reported	$(0.42)	$(0.01)	$(0.42)	$0.09
Adjustments:
Restructuring charges	0.17	-	0.24	0.01
Valuation provision	0.04	0.04	0.04	0.04
Mark-to market on interest rate swaps	-	0.01	(0.01)	0.01
MAPLE settlement	(0.02)	0.04	(0.02)	0.04
Loss (gain) on sale of long-term investment and businesses	0.03	-	0.02	0.01
FDA provision	0.29	-	0.29	-
Acquisition integration	0.02	-	0.02	-
Tax rate changes	-	-	-	0.02
Adjusted EPS	$0.11	$0.08	$0.16	$0.22

MDS Pharma Services
Financial Highlights

Second Quarter					Year-to-Date
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$60	$68	(12%)		Early-stage	$126	$135	(7%)
55	45	22%		Late-stage	110	89	11%
$115	$113	2%	-	Net Revenue	$236	$224	5%

(78)	(80)			Cost of revenues	(166)	(159)
(34)	(29)			Selling, general, and administration	(66)	(58)
(9)	(7)			Depreciation and amortization	(18)	(14)
(26)	(1)			Restructuring charges	(34)	-
-	(1)			Equity earnings	-	(1)
(65)	-			Other income (expenses)	(65)	-
(97)	(5)			Operating loss	(113)	(8)
				Adjustments:
26	1			Restructuring charges	34	-
4	-			Loss on sale of a business	4	-
61	-			FDA provision	61	-
(6)	(4)			Adjusted operating loss	(14)	(8)
9	7			Depreciation and amortization	18	14
$3	$3	-	100%	Adjusted EBITDA	$4	$6	(33%)

$5	$7			Capital expenditures	$7	$14

MDS Pharma Services revenues grew 2% on a reported basis and was level with last year on an organic basis.  Reported revenue growth was strong in our late-stage businesses, reflecting continued strong sales activity, improved discipline around managing revenues from change orders initiated by our clients, and efficiency gains in operations. This strong growth in our late-stage businesses more than offset weakness in early-stage businesses, where growth continues to be constrained by our bioanalytical business in Montreal.
Average monthly pharmaceutical research backlog was $450 million for the second quarter of 2007, an increase of approximately 12% when compared to the average for the second quarter of fiscal 2006.  A significant contract cancellation occurred late in the quarter, reducing our backlog to $425 million at the beginning of the third quarter.

Average monthly backlog during the quarter
Fiscal 2005 – Quarter 1	$315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 – Quarter 1	370
Quarter 2	400
Quarter 3	400
Quarter 4	430
Fiscal 2007 – Quarter 1	450
Quarter 2	450

We have reported an operating loss of $97 million for MDS Pharma Services, reflecting the impact of charges totalling $61 million related to reimbursing customers for costs they will incur to comply with the FDA requirements.  This provision includes $1 million of costs incurred during the quarter.  In the second quarter of 2006, we incurred $5 million, which was included in SG&A for the period.  Reported results for the quarter also reflect restructuring charges of
$26 million and a loss of $4 million from the sale of a facility. Both of these charges result from efforts currently underway to streamline our global operations.

In addition, the cost of revenues is net of a favourable settlement of $5 million of outstanding investment tax credits related to work done in previous years. Results for the prior year quarter include $2 million of similar claims. These credits are partially offset by foreign exchange losses of $3 million resulting from the weakness of the US dollar against both the Canadian dollar and the Euro (2006 – nil).

Capital expenditures in the pharmaceutical services segment were $5 million compared to $7 million last year.  Fiscal 2007 expenditures include the expansion of our Phoenix early clinical research facility.  Expenditures in 2006 related to an ongoing expansion in Lyon, as well as an expansion of the Skeletech site in Bothell that had been planned at the time of the acquisition.

Profit improvement initiatives
We believe we are now on a path that will result in final resolution of the outstanding FDA issues at our Montreal area facilities.  We have also accelerated our profit improvement initiatives by eliminating less profitable sites, reducing facility costs, and structuring our workforce to most effectively serve our customers. We believe these actions will position MDS Pharma Services for growth and improved profitability in the months ahead.

During the second quarter of 2007, we implemented certain portions of our operating improvement plan, finalizing the sale of our phase 1 clinical facility in Hamburg, Germany.  Also during the quarter, senior management approved a significant restructuring plan and we began actions to implement this plan in May. As a result of the approval of the plan in April, we have recorded $26 million of restructuring charges, including severance of $17 million, equipment write-offs of $3 million, a $2 million provision to reduce the carrying value of certain real estate to our estimate of its current market value, and $4 million for other costs of the restructuring.  We expect to record a further $6 million in future quarters, as we complete our withdrawal from certain leased facilities and complete the headcount reductions.  Reflected in this plan is a decision not to re-open LCMS bioanalytical operations in the Montreal area and, as a direct result, we will reduce the size of our St. Laurent operations and facility to improve its operational efficiency, as it focuses on early clinical operations.

In the first quarter, we reported losses totalling $8 million related to restructuring activities, bringing our total expenses year-to-date to $34 million.  Restructuring costs in the prior year period were $1 million.

FDA review of bioanalytical operations

The January 2007 letters issued by the FDA to sponsors of ANDA (generic drugs) and NDA (innovative drugs) applications has provided direction and a path forward that we expect will result in final resolution of the outstanding  FDA issues associated with bioequivalence testing conducted in our St. Laurent and Blainville facilities during the period January 1, 2000 to December 31, 2004.  Subsequent to issuing the letters setting out the path forward, during the second quarter the FDA provided us with Establishment Inspection Reports closing the 2004 inspections which gave rise to these issues.

In the January letters, the FDA directed sponsors of 217 approved and pending generic drug submissions that contain study data produced in these facilities during that period to take one of three actions to address FDA concerns about the accuracy and validity of these bioanalytical studies:  1) repeat their bioanalytical studies; 2) re-analyze their original study samples at a different bioanalytical facility; or 3) independently audit original study results.

To date, we have been in contact with sponsors responsible for approximately 80% of the 217 ANDA submissions under review. Of these, approximately 83% have third party audits underway or are expected to commence third party audits. A small number of the sponsors we have been in touch with (representing 6% of the total ANDAs under review) have indicated that they will repeat the studies without auditing the original study data first. The remaining sponsors have either not yet indicated their preferred course of action, indicated they do not intend any action, or have yet to contact us.

In addition to the ANDA reviews ordered by the FDA, we have recently been advised by certain clients that some European regulators may follow a similar path to that taken by the FDA.  We expect the number of studies subject to these reviews to be limited.

In addition to generic studies, the FDA has requested information regarding submitted NDA applications for innovative drugs that contain data from bioanalytical studies conducted from January 2000 to December 2004 in our St. Laurent and Blainville facilities.  Although it is difficult to estimate the full extent of the FDA’s intent relative to innovator studies, we expect NDA sponsors to take action similar to the three actions set out for generic studies and expect that this will impact a substantially lower number of studies than the work done for sponsors of ANDA submissions.

We have approved a reimbursement policy for clients who have incurred or will incur third party audit costs to complete the work required by the FDA and other regulators. In addition, we are supporting the sponsors who are conducting audits by providing their third party auditors with space at our St. Laurent facility, access to all of the relevant files and study materials, and support from our technical staff. Based on the audit work conducted at our facility to date, we have estimated a total cost to complete this work of $61 million, including the expected reimbursements to clients, audit support costs, and the expected amount of refunds that will be issued to clients for studies on which an unqualified third party audit opinion cannot be obtained.

Full and complete resolution of the FDA issues remains a key focus for MDS Pharma Services and MDS.  We remain committed to working cooperatively with the FDA and our customers to address all of the FDA’s concerns and to assist our customers while they complete the study audits.  Although we have recorded a provision in our second quarter that reflects our current best estimate of the costs we expect to incur with respect to this work and for obligations we have to clients, there can be no assurance at this time that we will not incur costs that exceed the amounts we have currently estimated. In addition, there can be no certainty that the study audits conducted by our clients will be acceptable to the FDA or that the FDA will not require additional work.  We also are unable to judge what further impact this situation will have on our business development activities, particularly for our bioanalytical and early clinical operations.

MDS Nordion
Financial Highlights

Second Quarter					Year-to-Date
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$70	$72	(3%)	(2%)	Net revenues	$137	$142	(4%)
(37)	(37)			Cost of revenues	(71)	(71)
(12)	(13)			Selling, general, and administration	(23)	(24)
-	-			Research and development	(1)	(1)
(3)	(4)			Depreciation and amortization	(6)	(7)
4	(9)			Other income (expenses)	4	(9)
22	9			Operating Income	40	30
				Adjustments:
(3)	9			MAPLE settlement	(3)	9
(1)	-			Gain on sale of a business	(1)	-
18	18			Adjusted operating income	36	39
3	4			Depreciation and amortization	6	7
$21	$22	(5%)	4%	Adjusted EBITDA	$42	$46	(9%)

$1	$-			Capital expenditures	$2	$-

MDS Nordion revenues were down 3% year-over-year on a reported basis, as they are being compared to unusually strong results in the second quarter of 2006. The 2006 results were driven by strong sales of medical isotopes during a period when a major competitor announced a voluntary recall of its products used primarily for cardiac imaging.  While this same competitor had similar difficulties in the second quarter of 2007, their outage period did not extend as long and therefore had less of an impact on our 2007 results. We estimate that revenues in the second quarter of 2006 were approximately $2 million higher than the current year as a result of this situation.  Excluding the impact of this situation on both years, revenues were up 1% organically.

Operating income was $22 million compared to $9 million last year in the same period, due largely to special items. Adjusted EBITDA was $21 million this year compared to $22 million in 2006, and the adjusted EBITDA margin for the quarter was 30%, down slightly from last year on lower medical isotope revenues.

SG&A expenses and depreciation and amortization were down slightly compared to the prior year. Other income for the quarter this year includes a $3 million settlement of investment tax credits related to expenditures on the MAPLE project in prior years and the release of a $1 million provision for indemnifications granted to the purchaser of our Therapy Systems business when it was sold in 2003 and on which the indemnification period has lapsed. Each of these items has been treated as an adjusting item.

Capital expenditures in the isotopes segment were $1 million, compared to none last year.   During the quarter, MDS Nordion announced plans to invest $6 million to expand our Belgian production facility to meet the growing demand for Glucotrace® , a medical imaging agent used extensively in positron emission tomography (PET) scans.

During the quarter, we continued to deliver TheraSphere to dose patients in India and Europe  for the treatment of liver cancer. We also established centres of excellence with medical centres in four European countries where oncologists will be trained in the use of the product and related techniques.  In April, MDS Nordion announced a collaboration agreement with Avid Radiopharmaceuticals, Inc. to support clinical studies of Avid’s novel radiopharmaceuticals designed to diagnose and monitor Alzheimer’s disease. MDS Nordion will provide the radiolabelling for Avid’s proprietary compounds under the terms of the collaboration.

MDS Analytical Technologies
Financial Highlights

Second Quarter					Year-to-Date
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$88	$57	54%	5%	Net revenues	$150	$118	27%
(49)	(33)			Cost of revenues	(87)	(71)
(14)	(4)			Selling, general, and administration	(19)	(7)
(7)	(1)			Research and development	(11)	(5)
(7)	(5)			Depreciation and amortization	(12)	(8)
(1)	-			Other income (expenses)	(1)	-
10	14			Operating income	20	27
				Adjustment:
3	-			Acquisition integration	3	-
13	14			Adjusted operating income	23	27
7	5			Depreciation and amortization	12	8
$20	$19	5%	(32%)	Adjusted EBITDA	$35	$35	-
$2	$2			Capital expenditures	$5	$3

The second quarter of 2007 includes the results of MDS Sciex, along with the results of the newly acquired Molecular Devices business for the 41-day period from the close of the acquisition on March 20, 2007 to the quarter-end.

MDS Analytical Technologies grew 54% as reported, including the addition of MD, and 5% on an organic basis.  End-user revenues in the markets served by our joint ventures grew 12% in the quarter.  Growth remains strong in most end-user markets and our 4000 series instruments have maintained strong sales momentum. Services revenues continue to be a strong driver of growth and profitability for the worldwide business and for our share of operating income from the MDS/Applied Biosystems partnership, although accounting rules prevent us from reporting  this revenue in our financial results.  Instrument sales to customers in inorganic markets also continued their first quarter strength with strong orders received in the second quarter this year, led by sales of our Elan DRC products.

We are very pleased with the results from the Molecular Devices division. On a comparable three-month period covering our fiscal quarter, MD reported revenues were 22% higher this year than a weak period last year.  MD was also a solid contributor to adjusted EBITDA in the quarter.

MDS acquired Molecular Devices effective March 20, 2007, and we are currently conducting work to determine the fair value of the assets and liabilities of the acquired company and to finalize our integration planning and determine the costs associated with the actions we intend to take. The purchase price allocation reflected in the April 30, 2007 statement of financial position and the charges recorded in the period related to the amortization of intangible assets and fair value increments are preliminary and subject to change. In particular, the fair value increment for inventory and the value of backlog, are subject to significant judgment and amortize as expenses to income over a short period. We therefore expect to record further charges in the third quarter related to these items as acquisition date inventories are sold and backlog from the pre-acquisition period is shipped.  We expect to advance the determination of the final purchase accounting substantially in the third quarter and to finalize this by year-end.

Operating income was $10 million for the second quarter of 2007 compared to $14 million in the second quarter of 2006. Reported operating income for 2007 includes the results for MD from the date of acquisition, partially offset by $2 million of inventory provisions and $3 million of integration costs and purchase accounting adjustments.  The 2006 quarterly operating income included $3 million of R&D tax credits related to claims filed in previous years and a $1 million foreign exchange gain on the revaluation of US dollar debt.

Adjusted EBITDA for the quarter was $20 million compared to $19 million last year.  Adjustments of $3 million for the quarter reflect costs of the acquisition, including $1 million of costs we have incurred as we begin to integrate the businesses and $2 million of non-cash fair market value adjustments applied to inventory as part of the purchase accounting that are expensed as those inventories are sold. There were no adjustments in the prior year. Organic adjusted EBITDA fell 32% compared to a strong second quarter last year.  This decline is primarily driven by the investment tax credits and foreign exchange gains recorded last year and the inventory provision recorded this year.

Increased expenses in MDS Analytical Technologies for the second quarter of 2007 included higher SG&A expenses reflecting the additional costs associated with the MD business, including their global sales and marketing network. R&D expense was higher for 2007, due to the additional R&D costs incurred by the MD division, for which no costs qualify for deferral, and due to the recording of prior year investment tax credit in 2006, which offset a portion of the R&D expense otherwise reported for that quarter. Depreciation and amortization expense was also up, reflecting amortization of intangible assets acquired as part of the MD acquisition.

Capital expenditures (excluding capitalized development costs) were $2 million this year and last.

MDS Analytical Technologies announced a number of product innovations during the second quarter, including strong product launches from the Molecular Devices product lines. MDS Sciex and its joint venture partners introduced enhancements to the Protein Pilot™ software and the 4800 MALDI TOF/TOF ™ mass spectrometer to support biomarker research; and the FlashQuant™, a new technology platform that combines triple-quadrupole mass spectrometry with MALDI technology to streamline the identification of viable drug candidates through better analysis of the absorption, distribution, metabolism, and excretion properties of compounds (ADME). Molecular Devices announced the first live cell kinetic neurotransmitter transport uptake assembly kit, which aims to improve the quality of assay results while reducing processing time and cost.

Corporate and Other
Financial Highlights

Second Quarter			Year-to-Date
2007	2006		2007	2006
$(7)	$(10)	Selling, general, and administration	$(12)	(16)
(2)	-	Restructuring charges	(7)	(2)
(5)	(2)	Other income (expense)	(4)	(3)
-	(4)	Equity earnings	-	(3)
(14)	(16)	EBITDA	(23)	(24)
		Adjustments:
-	-	Gain on sale of investments	(2)	-
(1)	2	Mark-to-market adjustments	-	3
6	6	Valuation provisions	6	6
2	-	Restructuring charges	7	2
$(7)	$(8)	Adjusted EBITDA	$(12)	$(13)

Corporate SG&A expenses were $3 million lower this year compared to 2006, reflecting the conclusion of our initial SOx certification initiative, and continuing efforts to contain head office spending. Restructuring charges in the quarter relate to costs incurred as we completed our exit from the diagnostics business and included staff and facility reductions in our Corporate offices.

Other expense for the quarter includes a $1 million mark-to-market gain on certain debt derivatives and a $6 million valuation provision related to MDS Capital Corp. As efforts to date to sell the remaining business have not been successful, ongoing operations are being restructured, and we no longer expect to fully recover the carrying value of the investment.

Interest expense, which included $2 million of interest resulting from our one-month utilization of our revolving credit facility, increased from $4 million to $8 million as we no longer are able to capitalize interest incurred related to the MAPLE project. Interest income increased to $10 million from $1 million as a result of interest earned on higher cash balances in the current year quarter and on the cash proceeds resulting from the sale of the diagnostics business.

Income taxes
Our effective income tax rate for the quarter was 27%, below our expected rate of 36% due primarily to losses incurred in foreign jurisdictions for which no tax benefit can be recognized. In addition, we are not able to recognize a tax benefit on the valuation provision recorded on MDS Capital Corp.

Income from discontinued operations were taxed at an effective rate of 13%, reflecting capital gains tax rates on the gain on sale of the diagnostics business. In addition, we have realized available tax loss carryforwards not previously recognized.

Discontinued Operations
The results of our discontinued businesses for the second quarter of 2007 and 2006 were as follows:

	Second Quarter	Year-to-date
	2007	2006	2007	2006
Net revenues	$20	$98	$95	$198
Cost of revenues	(12)	(63)	(58)	(131)
Selling, general and administration	(5)	(12)	(14)	(27)
Depreciation and amortization	-	(2)	-	(5)
Restructuring charges	-	-	-	(1)
Equity earnings	-	-	1	1
Operating income	3	21	24	35
Gain on sale of discontinued operations	905	-	905	24
Dividend and interest income	-	1	1	1
Income taxes	(114)	(3)	(117)	(6)
Minority interest	(1)	(3)	(4)	(5)
Income from discontinued operations – net of tax	$793	$16	$809	$49
Basic earnings per share	$5.77	$0.11	$5.74	$0.34
Diluted earnings per share	$5.75	$0.11	$5.73	$0.34

The results from discontinued operations for 2007 reflect only the Canadian diagnostic services business.  The results from discontinued operations for 2006 include results from the Canadian diagnostic services business and certain small MDS Pharma Services businesses discontinued in 2005.

Liquidity and Capital Resources

	April 30 2007	October 31 2006	Change
Cash, cash equivalents and short-term investments	$322	$388	(`17%)
Operating working capital[1]	$75	$104	(28%)
Current ratio	1.6	2.3
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

During the past year, we utilized $66 million of cash, mostly to fund the acquisition of Molecular Devices and our share repurchase.  Net cash proceeds from the sale of the diagnostics business amounted to $929 million, while net cash outflows to purchase Molecular Devices and fund the share repurchase totalled $1,044 million. These investments were partially offset by cash generated by operations in the period of $54 million.

We expect our operating cash inflows to remain strong during the latter half of this year and throughout fiscal 2008.  Cash outflows will include FDA settlements with our customers and the payment of severance obligations associated with our restructuring activities. In addition, we will make a principal repayment of $79 million on our long-term debt in December 2007.  These liquidity needs can be satisfied from cash generated from operations and cash on hand. We also have available a C$500 million, five-year committed, revolving credit facility to fund our liquidity requirements. On February 6, 2007 we drew C$500 million from this facility to ensure that we had adequate funds on hand to complete our planned acquisition of MD, in the event we were unable to close the sale of the diagnostics business prior to taking up MD shares under our tender offer. We repaid this borrowing in March from the proceeds resulting from the sale of the diagnostics business and there were no borrowings under this facility as at April 30, 2007.

Cash used in financing activities (excluding discontinued operations) during the quarter was $437 million versus $5 million received from financing activities last year.  Current year financing activities included $441 million used for the share repurchase.  Given the execution of our issuer bid, we made no purchases under our normal course issuer bid during the quarter.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated requirements for acquisitions, capital expenditures, research and development expenditures, FDA settlements, restructuring costs and operations in 2007 and 2008.  At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash.  We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual Obligations
There have been no material changes in contractual obligations since October 31, 2006 other than those arising from the acquisition of MD, and there has been no substantive change in any of our long-term debt or other long-term obligations since that date.  We have not entered into any new guarantees of the debt of third parties, nor do we have any off-balance sheet arrangements.  The acquisition of MD has added $6 million of annual commitments related to operating leases and approximately $14 million of inventory purchase commitments in 2007.

Derivative Instruments
We use derivative financial instruments to manage our foreign currency and interest rate exposure.  These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures.  All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to assist in the determination of fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at April 30, 2007 was an asset of $2 million.  We recorded a $1 million mark-to-market gain on interest rate swaps during the second quarter of 2007.

Capitalization
	April 30 2007	October 31 2006	Change
Long-term debt	$384	$394	(3%)
Less: cash and cash equivalents and short-term investments	322	388	(17%)
Net debt	62	6	933%
Shareholders’ equity	1,722	1,414	22%
Capital employed[1]	$1,784	$1,420	26%
Debt to Total Capital	18%	22%
 1 Capital employed is a measure of how much of our net assets is financed by debt and equity.

Long-term debt decreased $10 million due to $6 million of principal payments in December and currency re-valuation.  Changes in the value of the US-dollar denominated debt, which is treated as a hedge in the US net investment, are reflected in Accumulated Other Comprehensive Income in the Statement of Financial Position.  The current portion of the long-term debt is $93 million compared to $20 million at October 31, 2006, reflecting the transfer to current portion of $79 million of long-term debt which will be repaid in December 2007.

US GAAP Reconciliation
Note 17 to our consolidated financial statements for the second quarter of 2007 contains a reconciliation of results reported in Canadian GAAP to the net income we would report in US GAAP. The only material reconciling item in the quarter and the year-to-date is deferred development costs that are capitalized for Canadian purposes and expensed under US GAAP and the write off of acquired in-process research and development.  The net impact of these items was a $4 million increase in the loss from continuing operations in the quarter for US GAAP purposes (2006-$1million).

Quarterly Highlights
Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.  This financial data has been prepared in accordance with Canadian GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

(millions of US dollars, except earnings per share)
	Trailing Four Quarters	Apr 2007	Jan 2007	Oct 2006	July 2006
Net revenues	$1,041	$273	$250	$260	$258
Operating income (loss)	$(54)	$(80)	$3	$18	$5

Income (loss) from continuing operations	$(42)	$(57)	$(2)	$14	$3
Net income (loss)	$815	$736	$14	$47	$19
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.32)	$(0.42)	$(0.02)	$0.10	$0.02
Earnings (loss) per share
Basic and diluted	$5.92	$5.36	$0.10	$0.33	$0.13
(millions of US dollars, except earnings per share)
	Trailing Four Quarters	Apr 2006	Jan 2006	Oct 2005	July 2005
Net revenues	$972	$242	$242	$257	$231
Operating income (loss)	$(2)	$2	$23	$(39)	$12

Income (loss) from continuing operations	$(14)	$(2)	$14	$(33)	$7
Net income (loss)	$35	$14	$47	$(41)	$15
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.09)	$(0.01)	$0.10	$(0.23)	$0.05
Earnings (loss) per share
Basic and diluted	$(0.24)	$0.10	$0.33	$(0.29)	$0.10

Items that impact the comparability of operating income include:
•
Results for the quarter ended April 30, 2007 reflect a $792 million net gain from the sale of our diagnostics businesses, the 41 days of operating results of Molecular Devices, $61 million of charges related to assisting clients in respect of the FDA review, and $28 million of restructuring charges.

•	Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totalling $13 million.
•	Results for the quarter ended April 30, 2006 reflect a loss of $9 million resulting from the completion of the MAPLE settlement.
•	Results for the quarter ended October 31, 2005 reflect restructuring charges of $47 million and valuation provisions on certain long-term investments totalling $11 million.

Outlook
Our second quarter in 2007 included three significant transactions that complete our transition to a global life sciences company. In addition, we made meaningful progress in resolving the outstanding FDA matter, assisting a majority of our generic pharmaceutical clients to conduct the study audits required by the FDA. We believe our businesses are well positioned for growth.

We launched MDS Analytical Technologies during the quarter, combining the Molecular Devices acquisition with our MDS Sciex division.  Since then, the business has announced several new products and attended a highly successful Society for Biomolecular Sciences conference in April. Customer interest in our newly expanded product line is strong and we have seen continued strength in orders.

Our goal is to maintain an ongoing supply of high-quality products and services as we introduce exciting new technologies to increase our customers’ productivity.  Our focus for the balance of the year is to continue to serve our customers well as we drive a smooth integration of the MDS Sciex and Molecular Devices businesses. We believe that there are significant synergies available to these businesses as they become one.  We will achieve these as rapidly as possible, while maintaining the hard-earned reputation of both businesses for providing superior solutions to meet our customers’ complex needs.

In recent quarters, management of MDS Pharma Services has focused significant attention on resolving the FDA issue at our Montreal site. With this matter on a path to final resolution, management has renewed its attention on customers and building for the future. A substantial realignment of the business has begun and we recorded a charge in the second quarter for this. Looking forward, attention is focused on sustaining the strong performance of our late-stage businesses and restoring the growth and profitability of our early-stage business by building on the solid platforms we have in early clinical research and drug safety. We are working hard to reassure our clients that they can rely on MDS Pharma Services for work that is of the highest quality.

MDS Nordion has posted solid performance so far this year and has continued to grow its business outside of its traditional medical isotopes platforms. New commercial relationships with companies like Avid Radiopharmaceuticals and others provide opportunities to expand in the molecular imaging market. We see continued strong demand for TheraSphere in Europe and, more recently, in India and we believe the potential for this innovative therapy is high. We are also investing to serve the rapidly growing market for PET scans by expanding our capacity to manufacturer Glucotrace, an imaging agent, in Europe. We believe these initiatives, combined with others that are in earlier stages of development, position this business well for the future.

We continue to monitor currency markets and there has been significant volatility in the value of the US dollar since year-end. Although we have hedged a significant portion of our net US-dollar cash flows from our Canadian-based businesses, currency markets will continue to have an impact on our reported results and we will continue to report organic measures of revenue and adjusted EBITDA growth to help readers understand the impact of these market dynamics.

Consolidated Statements of Financial Position [unaudited]
As at April 30 with comparatives at October 31 [millions of US dollars]	2007	2006 (Revised Note 7)
Assets
Current
Cash and cash equivalents	$301	$253
Short-term investments	21	135
Accounts receivable	244	229
Unbilled revenue	111	121
Inventories	152	86
Income taxes recoverable	63	42
Prepaid expenses and other	24	21
Assets held for sale [note 7]	1	196
	917	1,083

Property, plant and equipment	337	339
Future tax assets	-	37
Long-term investments and other	218	170
Goodwill	782	417
Intangibles	519	338
Total assets	$2,773	$2,384

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$340	$239
Deferred revenue	92	93
Income taxes payable	56	8
Future tax liabilities	8	-
Current portion of long-term debt	93	20
Liabilities related to assets held for sale [note 7]	-	114
	589	474

Long-term debt	291	374
Deferred revenue	16	17
Other long-term obligations	26	23
Future tax liabilities	129	82
	$1,051	$970
Shareholders’ equity
Share capital [note 5]	462	572
Retained earnings	923	495
Cumulative translation adjustment	n/a	347
Accumulated other comprehensive income [note 4]	337	n/a
	1,722	1,414
Total liabilities and shareholders’ equity	$2,773	$2,384
See accompanying notes
n/a – Not applicable.  Effective November 1, 2006, certain new accounting pronouncements issued by the Canadian Institute of Chartered Accountants (CICA) were adopted by the Company (see note 3).  Certain financial statement categories were rendered not applicable by these new pronouncements.

Consolidated Statements of Income
[unaudited]

	Three months to April 30		Six months to April 30
[millions of US dollars, except per share amounts]	2007	2006 (Revised Note 7)	2007	2006 (Revised Note 7)
Net revenues	$273	$242	$523	$484
Cost of revenues	(164)	(150)	(324)	(301)
Selling, general and administration	(67)	(56)	(120)	(105)
Research and development [note 8]	(7)	(1)	(12)	(6)
Depreciation and amortization	(20)	(16)	(37)	(29)
Restructuring charges - net [note 9]	(28)	(1)	(41)	(2)
Other expenses – net [note 11]	(67)	(11)	(66)	(12)
Equity earnings	-	(5)	-	(4)
Operating income (loss)	(80)	2	(77)	25
Interest expense	(8)	(4)	(14)	(7)
Dividend and interest income	10	1	14	3
Income (loss) from continuing operations before income taxes	(78)	(1)	(77)	21
Income taxes recovery (expense) [note 16]	21	(1)	18	(9)
Income (loss) from continuing operations	(57)	(2)	(59)	12
Income from discontinued operations - net of tax [note 7]	793	16	809	49
Net income	$736	$14	$750	$61
Basic earnings (loss) per share [note 10]
- from continuing operations	$(0.42)	$(0.01)	$(0.42)	$0.09
- from discontinued operations	5.77	0.11	5.74	0.34
Basic earnings per share	$5.35	$0.10	$5.32	$0.43
Diluted earnings (loss) per share [note 10]
- from continuing operations	$(0.41)	$(0.01)	$(0.42)	$0.09
- from discontinued operations	5.75	0.11	5.72	0.34
Diluted earnings per share	$5.34	$0.10	$5.30	$0.43
See accompanying notes

Consolidated Statements of retained earnings
[unaudited]

	Three months to April 30		Six months to April 30
[millions of US dollars]	2007	2006	2007	2006
Retained earnings, beginning of period	$505	$428	$495	$385
Net income	736	14	750	61
Repurchase of shares	(318)	-	(318)	-
Dividends – cash	-	(3)	(3)	(6)
Dividends – stock	-	(1)	(1)	(2)
Retained earnings, end of period	$923	$438	$923	$438
See accompanying notes

Consolidated Statements of Comprehensive Income
[unaudited]

	Three months to April 30	Six months to April 30
[millions of US dollars]	2007	2007
Net income	$736	$750
Other comprehensive income (loss) – net of income tax:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax of $3	7	4
Reclassification of gains (losses) on derivatives designated as cash flows hedges to net income	(2)	(1)
Unrealized gains (losses) on translation of debt designated as a hedge of self-sustaining foreign operations, net of tax of $3	14	3
Foreign currency translation gains (losses) on self- sustaining foreign operations	(21)	(5)
Translation gains (losses) resulting from the application of US dollar reporting	64	9
	62	10
Comprehensive income	$798	$760
See accompanying notes

Consolidated Statements of Cash Flows
[unaudited]

	Three months to April 30		Six months to April 30
[millions of US dollars]	2007	2006 (Revised Note 7	2007	2006 (Revised Note 7)
Operating activities
Net income	$736	$14	$750	$61
Income from discontinued operations – net of tax	793	16	809	49
Income (loss) from continuing operations	(57)	(2)	(59)	12
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations [note 13]
Items not affecting current cash flow	82	20	95	32
Changes in non-cash working capital balances relating to operations	98	(10)	70	(53)
Cash provided by (used in) operating activities of continuing operations	123	8	106	(9)
Cash provided by (used in) operating activities of discontinued operations	(69)	21	(53)	34
	54	29	53	25
Investing activities
Acquisitions [note 6]	(603)	-	(603)	-
Increase in deferred development charges	-	(2)	(2)	(3)
Proceeds from MAPLE transaction	-	24	-	24
Purchase of property, plant and equipment [note 14]	(9)	-	(17)	(22)
Proceeds on sale of short-term investments	25	-	151	-
Purchases of short-term investments	(15)	-	(37)	-
Proceeds on sale of long-term investment	-	-	13	-
Other	1	1	-	(16)
Cash provided by (used in) investing activities of continuing operations	(601)	23	(495)	(17)
Cash provided by investing activities of discontinued operations	929	9	929	77
Financing activities
Repayment of long-term debt	(1)	(1)	(7)	(1)
Decrease in deferred revenue and other long-term obligations	(1)	-	-	(9)
Payment of cash dividends	-	(3)	(3)	(6)
Issuance of shares	6	9	10	19
Repurchase of shares	(441)	-	(441)	-
Cash provided by (used in) financing activities of continuing operations	(437)	5	(441)	3
Cash used in financing activities of discontinued operations	-	(1)	(2)	(8)
Effect of foreign exchange rate changes on cash and cash equivalents	16	8	4	17
Increase (decrease) in cash and cash equivalents during the period	(39)	73	48	97
Cash and cash equivalents, beginning of period	340	248	253	224
Cash and cash equivalents, end of period	$301	$321	$301	$321
See accompanying notes

Notes to Unaudited Consolidated Financial Statements
[All tabular amounts in millions of US Dollars, except where noted]

1.Basis of Presentation

These interim consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the Company’s consolidated financial statements for the year ended October 31, 2006, except as described in Note 3.  Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2006 and the accompanying notes on pages 32 to 63 of the Company’s annual report.

Prior year amounts have been revised to reflect the results of discontinued operations.

2.Reporting Currency

The Company has historically prepared its consolidated financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP).  Effective November 1, 2006, the Company adopted the United States (US) dollar as the reporting currency for presentation of its consolidated financial statements.  A significant portion of revenues, expenses and assets and liabilities are denominated in US dollars and the international focus of the Company’s sales and operations is continuing to increase; consequently, the Company believes that investors will gain a better understanding of the operating results when presented in US dollars.  The Company will continue to report its financial results for fiscal 2007 in accordance with Canadian GAAP.  In accordance with Canadian generally accepted accounting principles, the Company is required to restate all amounts presented in US dollars, using the current rate method whereby all revenues, expenses and cash flows for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year or period.  All resulting exchange differences are reported as a separate component of shareholders’ equity.  The functional currency of each of the Company’s operations is unchanged.  Assets and liabilities of the Company’s operations having a functional currency other than US dollars are translated into US dollars using the exchange rate in effect at the end of the period, and revenues and expenses are translated at the average rate during the period.

As a result of the change in the reporting currency, the Company has recorded a cumulative translation adjustment balance of $347 million as at October 31, 2006.

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

3.Changes in Accounting Policies

The Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1530,
“Comprehensive Income”; 3855, “Financial Instruments – Recognition and Measurement”; 3861, Financial Instruments – Disclosure and Presentation” and 3865, “Hedges” on November 1, 2006.  The adoption of these new standards resulted in changes in the accounting for financial instruments and hedges, as well as the recognition of certain transition adjustments, that have been recorded in opening accumulated comprehensive income as described below. The comparative interim consolidated financial statements have not been restated, except for the presentation of translation gains or losses on self-sustaining foreign operations.  With the adoption of these standards, the Company’s accounting for financial instruments is now largely harmonized with US GAAP for this area.  The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

(a) Comprehensive Income
Comprehensive income is composed of the Company’s net income and other comprehensive income.  Other comprehensive income includes unrealized exchange gains and losses on translation of self-sustaining foreign operations, translation gains and losses resulting from the application of US dollar reporting, unrealized gains and losses on translation of debt designated as a hedge, and changes in the fair market value of derivative instruments designated as cash flow hedges, net of applicable income taxes.  The components of comprehensive income are disclosed in the consolidated statement of comprehensive income.

(b)  Financial Assets and Financial Liabilities
Under the new standards, all financial instruments are classified into one of the following five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are included on the consolidated statement of financial position and are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Held for trading financial investments are recorded at cost as they are initiated and are subsequently measured at fair value and all gains and losses are included in net income in the period in which they arise.  Available-for-sale financial instruments are also initially recorded at cost and are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is disposed, derecognized, or impaired.   As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as held-for-trading.  Short-term investments are classified as available-for-sale investments.   Accounts receivable, and long-term note receivables are classified as loans and receivables.  The financial instrument pledged as security on long-term debt is classified as a held-to-maturity investment.  Accounts payable, long-term debt and capital lease obligations have been classified as other financial liabilities, all of which are measured at amortized cost.

(c) Derivatives and Hedge Accounting
Derivatives
All derivative instruments, including embedded derivatives, are recorded in the statement of financial position at fair value unless exempted from derivative treatment as a normal purchase and sale.  All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.  The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after November 1, 2003.  The impact of the change in the accounting policy related to embedded derivatives was not material.

Hedge Accounting
At the inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives and strategy for undertaking various hedge transactions.  This process includes linking all derivatives to specific assets and liabilities on the consolidated statement of financial position or to specific firm commitments or forecasted transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in fair values or cash flows of hedged items.

Under the previous standards, derivatives that met the requirements for hedge accounting were generally accounted for on an accrual basis.  Under the new standards, all derivatives are recorded at fair value.

All gains and losses from changes in the fair value of derivatives not designated as a part of a hedging relationship are recognized in the statement of income.  These gains and losses are reported in other income (expense).

When derivatives are designated as hedges, the Company classifies them either as: (i) hedges in the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

 Cash flow hedge
The Company operates globally, which gives rise to risks that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.  The Company enters into foreign currency forward contracts and foreign currency option contracts to hedge foreign exchange exposures on anticipated sales.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income.  Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the statement of income in other income (expense).

Amounts accumulated in other comprehensive income are reclassified to the statement of income in the period in which the hedged item affects income.  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income as long as the forecasted transaction is still probable of occurring and would be recognized in the statement of income in the period the hedged transaction impacts income.  When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the statement of income.  Upon adoption of the new standards, the Company recorded a net increase in derivatives assets included in accounts receivables of $1 million designated as cash flow hedges and an increase of $1 million pre-tax in accumulated other comprehensive income.

Net investment hedges
Hedges of net investments in foreign operations are accounted for similar to cash flow hedges.  Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income.  The gain or loss relating to the ineffective portion is recognized immediately in the statement of income.  Gains and losses accumulated in other comprehensive income are included in the statement of income upon the repatriation, reduction or disposal of the investment in the foreign operation.  The adoption of the new standards resulted in the reclassification of $347 million previously recorded in the foreign currency translation adjustment account to opening accumulated comprehensive income.

Carrying value and fair value of financial assets and liabilities as at April 30, 2007 are summarized as follows:

Classification
Held-for-trading	$301
Held-to-maturity	39
Loans and receivables	358
Available-for-sale	21
Other liabilities	$806

(d) Measurement Uncertainty
To determine the assets held for sale related to those operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

(e) Future Changes in Accounting Policies
Capital Disclosures
The CICA issued a new accounting standard, Section 1535 – Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital.  This new standard is effective for the Company beginning November 1, 2007.

Financial Instruments
The CICA issued two new accounting standards, Section 3862 – Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company intends to adopt these new standards effective November 1, 2007.

4.Accumulated Other Comprehensive Income

The accumulated balances related to each component of other comprehensive income (loss), net of income taxes are as follows:

Accumulated other comprehensive income, net of income taxes
As at April 30, 2007
Unrealized gains on derivatives designated as cash flow hedges	$2
Unrealized gains on translation of debt designated as a hedge	119
Foreign currency translation (losses) on self-sustaining foreign operations	(162)
Unrealized gain on translation resulting from the application of US dollar reporting	378
Accumulated other comprehensive income balance as at April 30, 2007	$337

Income taxes liability (asset) related to the above components of accumulated other comprehensive income (loss) for unrealized gains (losses) on derivatives designated as cash flow hedges and unrealized gains (losses) on translation of debt designated as a hedge are $1 million and $21 million respectively.

5.Share Capital and Stock Options

The following table summarizes information on share capital and stock options and related matters as at April 30, 2007:

(number of shares in thousands)	Number	Amount
Common shares
Balance as at October 31, 2006	144,319	$572
Issued during the period	800	13
Repurchased during the period	(22,831)	(123)
Balance as at April 30, 2007	122,288	$462

During the quarter, the Company repurchased and cancelled 22,831 Common shares, under the terms of a substantial issuer bid.

(number of shares in thousands)	Number	Average Exercise Price
Stock options
Balance as at October 31, 2006	5,850	$18.76
Activity during the period:
Granted	340	21.64
Exercised	(710)	15.66
Cancelled or forfeited	(163)	20.10
Balance as at April 30, 2007	5,317	$19.31

There were 3,661 stock options exercisable as at April 30, 2007.

6.Acquisition of Molecular Devices Corporation

On March 20, 2007, the Company completed a tender offer which resulted in MDS acquiring 100% of the shares of Molecular Devices Corporation (MD), a California-based company with global operations.  MD designs, develops, manufactures, sells and services bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research.  The Company acquired MD primarily to add their leading-edge products to those of MDS Sciex to strengthen MDS’s position as one of the top global providers of analytical instrumentation and related products marketed to life sciences customers.

The operations for this acquisition are reported within the results of the Company’s newly formed MDS Analytical Technologies segment (which combines MD with the previous Instruments segment) in the consolidated financial statements from the acquisition date.

The aggregate purchase consideration (net of cash acquired of $21 million) was approximately $603 million paid in cash from existing cash on hand.  Included in the consideration is the cash cost of $27 million to settle all outstanding in-the-money options of MD at the closing date of the acquisition.  Direct and incremental third party acquisition costs associated with the acquisition were approximately $8 million.

The acquisition has been accounted for as a purchase in accordance with CICA Handbook Section 1581 “Business Combinations” and the Company has accordingly allocated the purchase price of the acquisition based upon the preliminary fair values of the assets acquired and liabilities assumed.  The purchase price and related allocations have not been finalized and may be revised as a result of adjustments made to the purchase price as additional information regarding liabilities incurred and revisions are made to preliminary estimates of fair values made at the acquisition date.  In connection with determining the fair value of the assets acquired and liabilities assumed, management, assisted by valuation consultants, performed assessments of intangible assets using customary valuation procedures and techniques.

The components of the preliminary purchase price allocation for the acquisition cost of MD are as follows:

Consideration and acquisition costs:
Cash and payments, net of cash acquired	$595
Transaction costs	8

Net consideration and acquisition costs	$603

Allocation of purchase price
Net tangible assets acquired	$50
Intangible assets acquired:
Developed technology	111
In process research and development	11
Brands	60
Goodwill (non-tax deductible)	371
Total purchase price	$603

The following table summarizes the components of the tangible assets acquired at fair value:

Inventories	$60
Property, plant and equipment	12
Other assets and liabilities, net	(22)
Net tangible assets acquired	$50

Other assets and liabilities includes $23 million of net future tax liabilities. Net tangible assets acquired include a charge of $4 million to eliminate redundant positions at MD over the course of the next year.  The developed technology and in-process research and development will be amortized over their estimated lives, which are between five and seven years while the brands have an indefinite life and are not amortized.

7.Sale of Canadian Diagnostics Business and Discontinued Operations

In 2005, The Board of Directors of the Company approved a strategic plan to focus the Company on its life sciences businesses and to close or divest of businesses that were not strategic to this plan.   As a result, the Company had reclassified its Canadian diagnostics business as discontinued operations.

On February 26, 2007, the Company completed the sale of its Canadian diagnostic services business to Borealis Infrastructure Management Inc. for gross proceeds of C$1.325 billion. The sale was structured as an asset purchase transaction and after provision for taxes, expenses and amounts attributable to minority interests, resulted in net proceeds of US$988 million comprising $929 million in cash and $65 million in an unconditional non-interest bearing note payable in March 2009.  This note was recorded at an effective interest rate of 4.4% and had a book value of $59 million.  Included in income from discontinued
operations, the Company recorded a net gain of US$792 million on the transaction in the quarter.

As a result of the sale, MDS sold $82 million in net assets consisting of:

Accounts receivable	$31
Property, plant and equipment	27
Long-term investments and other	18
Goodwill	57
Accounts payable and accrued liabilities	(27)
Long-term debt and other long-term obligations	(24)
Net assets	$82

The results of discontinued operations in the quarter and the six-months ended April 30 were as follows:

	Three months to April 30		Six months to April 30
	2007	2006	2007	2006
Net revenues	$20	$98	$95	$198
Cost of revenues	(12)	(63)	(58)	(131)
Selling, general and administration	(5)	(12)	(14)	(27)
Depreciation and amortization	-	(2)	-	(5)
Restructuring charges	-	-	-	(1)
Equity earnings	-	-	1	1
Operating income	3	21	24	35
Gain on sale of discontinued operations	905	-	905	24
Dividend and interest income	-	1	1	1
Income taxes	(114)	(3)	(117)	(6)
Minority interest – net of tax	(1)	(3)	(4)	(5)
Income from discontinued operations – net of tax	$793	$16	$809	$49
Basic earnings per share	$5.77	$0.11	$5.74	$0.34
Diluted earnings per share	$5.75	$0.11	$5.73	$0.34

The results from discontinued operations for 2007 reflect only the Canadian diagnostic services business.  The results from discontinued operations for 2006 include results from the Canadian diagnostic services business and certain small MDS Pharma Services businesses discontinued in 2005.  In accordance with Section 3475 of the CICA Handbook, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Assets held for sale and liabilities related to assets held for sale comprised:

	As at April 30	As at October 31
	2007	2006
Assets held for sale
Accounts receivable	$-	$31
Inventories	-	3
Prepaid expenses and other	-	3
Property, plant and equipment	-	28
Future tax asset	-	63
Long-term investments and other	1	13
Goodwill	-	54
Intangibles	-	1
Total assets held for sale	1	196
Less: Current assets held for sale[1]	(1)	(196)
Long-term assets held for sale	$-	$-

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$-	$33
Income taxes payable	-	-
Long-term debt	-	4
Other long-term obligations	-	6
Future tax liabilities	-	55
Minority interest	-	16
Total liabilities related to assets held for sale	-	114
Less: Current liabilities related to assets held for sale[1]	-	(114)
Long-term liabilities related to assets held for sale	$-	$-
1Assets held for sale and liabilities related to assets held for sale have been classified as current if the Company has signed agreements where such assets are expected to be disposed of within one year.

8.Research and Development

	Three months to April 30		Six months to April 30
	2007	2006	2007	2006
Gross expenditures	$16	$12	$29	$25
Investment tax credits	(1)	(4)	(2)	(5)
Recoveries from partners	(6)	(6)	(11)	(12)
Development costs deferred	(2)	(1)	(4)	(2)
Research and development expense	$7	$1	$12	$6

For the three months ended April 30, 2007 depreciation and amortization includes $1 million (2006 - $2 million) related to equipment used for research and development, and $3 million from amortization of deferred development costs (2006 - $3 million).

9.Restructuring Charges

An analysis of the activity in the provision through April 30, 2007 is as follows:
	Restructuring Charge	Cumulative drawdowns		Provision Balance at April 30, 2007
		Cash	Non-cash
2005:
Workforce reductions	$34	$(32)	$(1)	$1
Equipment and other asset write-downs – adjustment	7	-	(7)	-
Contract cancellation charges	10	(2)	(8)	-
	$51	$(34)	$(16)	$1
2006:
Workforce reductions	$1	$(1)	$-	$-
Contract cancellation charges	(8)	(1)	9	-
	$(7)	$(2)	$9	$-
2007:
Workforce reductions	$19	$(3)	$-	$16
Equipment and other asset write-downs	5	-	(3)	2
Contract cancellation charges	5	(5)	-	-
Other	12	(5)	(2)	5
	$41	$(13)	$(5)	$23
				$24

During the quarter ended April 30, 2007, management of the Company approved a restructuring plan designed principally to improve the profitability of MDS Pharma Services.  The Company recorded a restructuring provision of $28 million in the quarter including $17 million for severance, $5 million to reduce the carrying value of certain assets and $6 million for other costs.

10.Earnings Per Share

a) Dilution
	Three months to April 30		Six months to April 30
(number of shares in millions)	2007	2006	2007	2006
Weighted average number of Common shares outstanding – basic	137	143	141	143
Impact of stock options assumed exercised	1	1	-	1
Weighted average number of Common shares outstanding – diluted	138	144	141	144

b) Pro-Forma Impact of Stock-Based Compensation
Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro-forma basis in the notes to the consolidated financial statements.  Compensation expense for purposes of these pro-forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”.  The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro-forma disclosures, the Company's net income and basic and diluted earnings per share would have been:
	Three months to April 30		Six months to April 30
	2007	2006	2007	2006
Net income	$736	$14	$750	$61
Compensation expense for options granted prior to November 1, 2003	(1)	-	(1)	(1)
Net income – pro-forma	$735	$14	$749	$60

Pro-forma basic earnings per share	$5.35	$0.10	$5.32	$0.43
Pro-forma diluted earnings per share	$5.34	$0.10	$5.30	$0.43

c)Stock Options
During the quarter, the Company granted 280,500 options (2006 – 49,700) at an average exercise price of C$21.84 (2006 - C$19.72). These options have a fair value determined using the Black-Scholes model of C$4.62 per share (2006 - C$4.39) based on the following assumptions:

	2007	2006
Risk-free interest rate	3.9%	3.9%
Expected dividend yield	0.0%	0.7%
Expected volatility	0.22	0.23
Expected time to exercise (years)	3.25	3.25

11.Other Income (Expense) - Net
	Three months to April 30		Six months to April 30
	2007	2006	2007	2006
Write-down of other long-term assets	$-	$-	$-	$(1)
Write-down of investments	(6)	-	(6)	-
Gain on sale of investment	-	-	2	-
Loss on sale of Hamburg clinic	(4)	-	(4)	-
Gain on sale of business	1	-	1	-
Acquisition integration costs	(1)	-	(1)	-
FDA Provision	(61)	-	(61)	-
Unrealized gain (loss) on interest rate swaps	1	(2)	-	(2)
MAPLE settlement	3	(9)	3	(9)
Other income (expense) - net	$(67)	$(11)	$(66)	$(12)

12.Post-Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans.  Other post-employment benefits are unfunded.  During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The post-employment obligation expense for the quarter was $1 million (2006 - $1 million).

13.  Supplementary Cash Flow Information

Non-cash items affecting net income comprise:
	Three months to April 30		Six months to April 30
	2007	2006	2007	2006
Depreciation and amortization	$20	$16	$37	$29
Stock option compensation	-	1	1	3
Deferred revenue	-	(2)	(2)	(5)
Future income taxes	48	(7)	46	(9)
Equity earnings – net of distribution	-	7	-	7
Write-down of MAPLE assets	-	9	-	9
Write-down of investments	6	-	6	-
Loss on sale of Hamburg clinic	4	-	4	-
Equipment and other asset write-downs	5	-	5	-
Gain on dilution of investment	-	-	(2)	-
Other	(1)	(4)	-	(2)
	$82	$20	$95	$32

Changes in non-cash working capital balances relating to operations include:
	Three months to April 30		Six months to April 30
	2007	2006	2007	2006
Accounts receivable	$(1)	$(40)	$15	$(4)
Unbilled revenue	27	(37)	11	(29)
Inventories	(2)	40	(6)	38
Prepaid expenses and other	37	8	10	(5)
Accounts payable and deferred revenue	59	23	49	(54)
Income taxes	(22)	(4)	(9)	1
	$98	$(10)	$70	$(53)

14.Segmented Information

				Three months to April 30, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporateand Other	Total
Net revenues	$115	$70	$88	$-	$273
Cost of revenues	(78)	(37)	(49)	-	(164)
Selling, general and administration	(34)	(12)	(14)	(7)	(67)
Research and development	-	-	(7)	-	(7)
Depreciation and amortization	(9)	(3)	(7)	(1)	(20)
Restructuring charges - net	(26)	-	-	(2)	(28)
Other income (expense) - net	(65)	4	(1)	(5)	(67)
Equity earnings (loss)	-	-	-	-	-
Operating income (loss)	$(97)	$22	$10	$(15)	$(80)

Total assets	$827	$659	$851	$435	$2,772

Capital expenditures	$5	$1	$2	$1	$9

				Three months to April 30, 2006
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Net revenues	$113	$72	$57	$-	$242
Cost of revenues	(80)	(37)	(33)	-	(150)
Selling, general and administration	(29)	(13)	(4)	(10)	(56)
Research and development	-	-	(1)	-	(1)
Depreciation and amortization	(7)	(4)	(5)	-	(16)
Restructuring charges - net	(1)	-	-	-	(1)
Other income (expense) - net	-	(9)	-	(2)	(11)
Equity earnings (loss)	(1)	-	-	(4)	(5)
Operating income (loss)	$(5)	$9	$14	$(16)	$2

Total assets	$790	$661	$168	$499	$2,118

Capital expenditures	$7	$(10)	$2	$1	$-

				Six months to April 30, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Net revenues	$236	$137	$150	$-	$523
Cost of revenues	(166)	(71)	(87)	-	(324)
Selling, general and administration	(66)	(23)	(19)	(12)	(120)
Research and development	-	(1)	(11)	-	(12)
Depreciation and amortization	(18)	(6)	(12)	(1)	(37)
Restructuring charges - net	(34)	-	-	(7)	(41)
Other income (expense) - net	(65)	4	(1)	(4)	(66)
Equity earnings (loss)	-	-	-	-	-
Operating income (loss)	$(113)	$40	$20	$(24)	$(77)

Capital expenditures	$7	$2	$5	$3	$17

				Six months to April 30, 2006
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Net revenues	$224	$142	$118	$-	$484
Cost of revenues	(159)	(71)	(71)	-	(301)
Selling, general and administration	(58)	(24)	(7)	(16)	(105)
Research and development	-	(1)	(5)	-	(6)
Depreciation and amortization	(14)	(7)	(8)	-	(29)
Restructuring charges - net	-	-	-	(2)	(2)
Other income (expense) - net	-	(9)	-	(3)	(12)
Equity earnings (loss)	(1)	-	-	(3)	(4)
Operating income (loss)	$(8)	$30	$27	$(24)	$25

Capital expenditures	$14	$-	$3	$5	$22

15.Financial Instruments

The carrying amounts and fair values for all derivative financial instruments are as follows:
		As at April 30		As at April 30
		2007		2006
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- asset	$4	$4	$2	$8
Currency forward and option	- liabilities	$-	$-	$-	$(1)
Interest rate swap and option contracts		$(2)	$(2)	$(4)	$(4)

As of April 30, 2007, the Company had outstanding foreign exchange contracts in place to sell US$90 million at a weighted average exchange rate of C$1.1541 maturing over the next ten months.  The Company also had interest rate swap contracts that convert a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange options and interest rate swaps not eligible for hedge accounting are included in accounts payable and are marked to market each period.

16.Income Taxes

A reconciliation of expected income taxes to the reported income tax recovery is provided below.

The Company’s tax recovery for the quarter was lower than expected as portions of the restructuring charge related to foreign jurisdictions where full valuation allowances have been recorded against existing tax assets. In addition, the Company was unable to recognize any tax benefit on the Hamburg clinic loss or valuation provision recorded this quarter.

Three months to April 30
	2007	2006
Expected income tax expense (recovery) at MDS’s 35% (2006 – 35%) statutory rate	$(27)	$-
Increase (decrease) to taxes expense as a result of:
Foreign tax losses not recognized	4	-
Valuation provision on MDS Capital Corp.	2	-
Loss on sale of Hamburg clinic	1	-
Other	(1)	1
Reported income tax expense (recovery)	$(21)	$1

17.Differences Between Canadian and United States Generally Accepted Accounting Principles
The consolidated financial statements have been prepared in accordance with Canadian GAAP.  The principles adopted in these financial statements conform in all material respects to those of US GAAP except as summarized below.  Significant differences between Canadian and US GAAP would have the following effect on net income of the Company:

	Three months to April 30		Six months to April 30
	2007	2006	2007	2006
Net income (loss) from continuing operations in accordance with Canadian GAAP	$(57)	$(2)	$(59)	$12
US GAAP adjustments:		-
Deferred development costs	(1)	(1)	(2)	(1)
Deferred development costs written off	3	-	3	-
In-process research and development	(11)	-	(11)	-
Reduction in income tax expense arising from GAAP adjustments	5	-	5
Net income (loss) from continuing operations in accordance with US GAAP	(61)	(3)	(64)	11
Income from discontinued operations in accordance with Canadian and US GAAP – net of tax	793	16	809	49
Net income in accordance with US GAAP	$732	$13	$745	$60

Basic earnings (loss) per share in accordance with US GAAP
- from continuing operations	$(0.45)	$(0.02)	$(0.45)	$0.08
- from discontinued operations	5.77	0.11	5.74	0.34
Basic earnings per share	$5.32	$0.09	$5.29	$0.42

Diluted earnings (loss) per share in accordance with US GAAP
- from continuing operations	$(0.44)	$(0.02)	$(0.45)	$0.08
- from discontinued operations	5.75	0.11	5.73	0.34
Diluted earnings per share	$5.31	$0.09	$5.28	$0.42

18.Comparative Figures

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.  Certain figures for the previous year have been reclassified to conform to the current year’s financial statement presentation.  In addition, segmented information for 2006 has been revised to reflect the discontinued operations reported.